PRESS RELEASE

ASANKO GOLD REPORTS Q4 AND FULL YEAR 2017 RESULTS, PROVIDES 2018 GUIDANCE AND A 5-YEAR OUTLOOK

Vancouver, British Columbia, March 15, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) reports its fourth quarter ("Q4") and full year ("FY") 2017 operating and financial results, as well as 2018 guidance and updated outlook. The Company released its production and revenue results for Q4 2017 on January 18, 2018. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

FY 2017 Highlights:

Financial

  Gold sales of 206,079 ounces at an average realized gold price of $1,243 per ounce generating gold revenue of $256.2 million

  Cash provided by operating activities of $123.2 million, an increase of 124% compared to FY 2016

  Net income attributable to common shareholders of $6.1 million ($0.03 per common share), a
  $19.3 million increase relative to FY 2016

  Cash and immediately convertible working capital of $54.6 million as at December 31, 2017

Operating

  Gold production of 205,047 ounces, within 2017 amended guidance range

  AISC[3] of $1,007/oz versus guidance of $920 - 960/oz, primarily due to higher capitalized pre-stripping costs at Nkran

  Introduction in Q4 2017 of optimized mine plan associated with P5M - includes larger Cut 2 pushback at Nkran to provide higher ore yields during the next capital growth phase of the AGM, expected to commence in 2019

  Mining flexibility increased with addition of Akwasiso and Dynamite Hill brought into production

  Successfully completed process plant volumetric upgrades, now achieving rates at or above 5Mtpa on a consistent basis

  Acquisition of highly prospective Miradani concession area, adjacent to the AGM

Corporate

  Expansion DFS confirmed economic viability of two growth projects, P5M and P10M

  Indicative term sheet signed with Red Kite, subject to fees, terms and conditions, to defer first principal repayment by up to three years to enable construction of conveyor in 2019 - definitive agreements expected to be signed in early Q2 2018

2018 Guidance

  Targeting 200,000 - 220,000 ounces of gold at AISC[3] of $1,050 - 1,150/oz, weighted in favour of H2 2018 when ore yields from Nkran resume steady state production levels

    H1 2018: 90,000 - 100,000 ounces at AISC[3] of $1,200 - 1,300/oz

    H2 2018: 110,000 - 120,000 ounces at AISC[3] of $950 - 1,050/oz

5-Year Outlook (2019 - 2023)

  Optimized mine plan, using current mine operating data, has improved the multi-pit schedule and reduced the overall strip ratio to deliver competitive AISC[3] over a life of mine of 19 years

  Average annual production over outlook period (2019 - 2023) of 253,000 ounces at AISC[3] of $860/oz, an increase in ounces and improvement in AISC[3] versus previous P5M unoptimized plan of 243,000 ounces at AISC[3] of $1,007/oz

  Optimized plan generates improved cashflows to provide Asanko with sufficient liquidity during the period of capital spend on Esaase, the installation of the overland conveyor and subsequent debt repayment

Commenting on the Company's performance, Peter Breese, President and CEO, said "2017 was a challenging year and we learned some important lessons from the operational issues we faced. The introduction of the new resource models at Nkran and Akwasiso together with a number of new mining and processing systems during H2 2017 are producing the desired results. I believe we now have the foundations in place going forward to deliver quarter-on-quarter against our plan.

Looking ahead to 2018, this will be a year of investment to give us future mining flexibility as we accelerate the larger pushback of the Nkran pit during a period in which we have low capital expenditure, in order to ensure higher ore yields, lower costs, and consequently solid cash generation during our next growth phase. 2018 will have relatively high all-in sustaining costs, especially in the first half of the year. However, we expect to start reaping the benefits of the larger Nkran Cut 2 pushback in the second half of 2018 and into 2019 and beyond.

The optimized mine plan, associated with the execution of P5M, successfully delivers a robust average production profile of 253,000oz/yr at competitive AISC[3] of $860/oz over the five-year period from 2019 to 2023. This increase in ounces and lowering of costs, over our previous forecast, will generate substantial cash flow during our project build and debt servicing periods. At current gold prices, it provides a robust AISC margin of approximately $450/oz and positions us at the mid point of the second quartile on the industry cost curve.

On the corporate side, in anticipation of developing Esaase and constructing the overland conveyor, which we plan to commence in 2019, we have signed an indicative term sheet and are finalizing definitive agreements with Red Kite to extend the first principal repayment, subject to certain fees, terms and conditions, by up to three years beyond July 1, 2019. We anticipate execution of these agreements in Q2 2018."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Consolidated Annual Financial Statements for the year ended December 31, 2017, which are available at www.asanko.com and filed on SEDAR.

Key Operating and Financial Highlights
Asanko Gold Mine
	Q4 2017	Q3 2017	Q2 2017	Q1 2017

Waste Mined ('000t)	10,692	7,339	6,457	5,620
Ore Mined ('000t)	802	1,181	1,049	1,017
Strip Ratio (W:O)	13.3:1	6.2:1	6.2:1	5.5:1
Mining Cost ($/t mined)	2.82	3.35	3.22	3.89
Ore Treated ('000t)	1,087	862	887	908
Gold Feed Grade (g/t)	1.5	1.9	1.7	2.1
Gold Recovery (%)	94	94	94	95
Processing Cost ($/t treated)	12.91	12.94	12.80	13.36
Gold Production (oz)	51,550	49,293	46,017	58,187

Gold Sales (oz)	49,561	50,241	48,461	57,812
Average Realised Gold Price ($/oz)	1,264	1,265	1,238	1,199
Operating Cash Costs[2] ($/oz)	586	485	572	578
Total Cash Costs[2] ($/oz)	649	549	634	638
All-in Sustaining Costs[3] ($/oz)	1,171	975	930	956
All-in Sustaining Margin ($/oz) [1]	93	290	308	243

Gross Gold Revenue ($m)	62.8	63.7	60.2	69.5
Production Costs, including Royalties ($m)	32.5	28.0	31.3	37.7
Income from Mine Operations ($m)	15.1	17.9	14.5	15.1
Net income (loss) attributable to common shareholders ($m)	(7.1)	4.7	0.7	7.8
Net income (loss) per share attributable to common shareholders	(0.03)	$0.02	$0.00	$0.04

Cash provided by operating activities ($m)	34.4	40.7	33.7	14.4
Cash provided by operating activities before working capital ($m)	26.2	31.7	26.7	28.8
Cash provided by operating activities per common share[1]	$0.17	$0.21	$0.17	$0.07

Q4 2017 Operating Results

  Industry-leading safety record maintained, with a rolling 12-month lost time injury frequency rate per million man hours worked of 0.17 and no lost time injuries reported during the quarter.

  Gold production of 51,550 ounces, an increase of 5% over Q3 2017, as the Company focused on operational delivery and completed the volumetric upgrades to the process plant to 5Mtpa which contributed to higher process plant throughputs.

  In Q4 2017 we implemented the optimized mine plan associated with P5M with the commencement of the larger Cut 2 pushback at Nkran. This program is progressing ahead of schedule with steady-state levels of ore yield from Nkran expected in Q2 2018.

  Part of the optimized mine plan also includes geotechnical design changes in the oxide zones at Nkran to further flatten the slope angles from 34 degrees to 26 degrees. This design change requires an additional 4 million tonnes ("Mt") of waste to be mined, of which 2Mt was mined in Q4 2017, with the balance being mined in 2018.

  Ore mining rates averaged 267,333 tonnes per month ("tpm") at an average mining grade of 1.5 g/t and a strip ratio of 13.3:1. Ore tonnes and average grade mined were lower compared to the previous quarter due to the larger Cut 2 pushback at Nkran which, combined with the establishment of the Dynamite Hill pit, resulted in the overall strip ratio increasing significantly for the quarter.

  At Nkran, mining operations extracted ore from multiple zones of mineralization with an average mining grade of 1.7g/t during the quarter. The grade control versus resource model reconciliation continues with the positive trend and was within 2% for the second half of 2017, validating the Nkran Mineral Resource and Reserve Estimates.

  At Akwasiso mining operations delivered approximately 42,300tpm of ore at a grade of 1.1g/t.

  At Dynamite Hill, the second satellite pit to be brought into production, mining operations commenced during the quarter as planned. Ramp up to full mining rates of approximately 70,000tpm are expected in Q1 2018.

  During the quarter, Nkran Extension, a third although very small satellite deposit, was brought into production to supplement oxide feed to the upgraded processing plant.

  The Company completed the volumetric upgrades to the processing plant under budget and ahead of schedule, these upgrades achieved name plate capacity in December 2017 and the plant has been operating at or above an annualized rate of 5Mtpa since.

  During the quarter, the plant processed a record 1.1Mt, in spite of a lower proportion of oxide tonnes being fed to the mill than designed, with a feed grade of 1.5 g/t.

  Gold recovery continued to exceed design levels at 94%, despite the elevated mill throughput rates highlighting the capability of the recovery circuit to maintain efficiency at higher throughput levels.

Q4 2017 Financial Performance

  Net loss attributable to common shareholders of $7.1 million compared to net income attributable to common shareholders of $4.7 million in Q3 2017. The net loss during Q4 2017 was primarily attributable to higher deferred income tax expense ($10.1 million increase) and higher cost of sales ($1.9 million increase) and exploration expenditures ($1.4 million increase) partially offset by an unrealized foreign exchange gain of $1.1 million. Net income before taxes for Q4 2017 was $7.1 million.

  Mining and processing costs averaged $2.82 per tonne mined (Q3 2017 - $3.35/t) and $12.91 per tonne milled (Q3 2017 - $12.94/t), respectively, during Q4 2017. Mining costs per tonne were lower than Q3 2017 as a result of a higher oxide material mix as well as higher tonnes mined associated with the progression of Cut 2, which had the impact of decreasing fixed mining costs on a per unit basis.

  The Company incurred operating cash costs per ounce[2], total cash costs per ounce[2] and AISC[3] of $586, $649 and $1,171, respectively, in Q4 2017. AISC[3] for the quarter was impacted by higher stripping costs associated with the development of Cut 2 at Nkran.

  Gold sales of 49,561 ounces at an average realized gold price of $1,264 per ounce generating gold revenue of $62.8 million.

  Total cost of sales (including depreciation and depletion) was $44.5 million.

  Cash provided by operating activities was $34.4 million or $0.17 per share[1]. Cash provided by operating activities before changes in working capital was $26.2 million.

Q4 2017 Liquidity and Capital Resources

  As at December 31, 2017, the Company had cash of $49.3 million on hand, along with unrefined gold dore at a cost of $4.1 million (and a market value of $5.7 million as at December 31, 2017) and $1.2 million in receivables from gold sales.

  In February 2018, the Company agreed to a new term sheet with its long-term debt provider RK Mine Finance Trust I ("Red Kite"), whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 1, 2021) subject to certain fees, terms and conditions.

  Management expects to complete the definitive documentation with Red Kite and announce the terms of the restructured debt facility in early Q2 2018.

2018 Guidance

In 2018, the AGM is targeting 200,000 - 220,000 ounces of gold at AISC[3] of $1,050 - $1,150/oz. During the year, ore will be sourced from Nkran, Akwasiso, Dynamite Hill, Nkran Extension and surface stockpiles.

The implementation of the larger optimized Nkran Cut 2 pushback will continue throughout 2018. The design change to the Nkran pit, as part of the P5M optimization, delivers a significantly reduced strip ratio, increased ore yields and higher grades to the process facility over the period of capital spend on the construction of the overland conveyor and opening up Esaase as well as the subsequent debt principal repayment timeframe.

Production will be lower and AISC[3] is expected to be higher in H1 2018 due to the larger volume of waste stripping at the Nkran Cut 2 pushback, consequently lower ore yields will result in lower blended ore grades being delivered to the process facility. Approximately $370/oz of AISC[3] for H1 2018 will be stripping costs.

Steady state levels of higher grade ore production from Nkran will resume in H2 2018 and the waste stripping portion of the Cut 2 pushback will reduce, with stripping costs decreasing to approximately $280/oz of AISC[3] for H2 2018. The overall feed grade improvement and increase in gold production will also contribute to a lowering of AISC[3].

Growth capital for the year is expected to be approximately $8.5 million, $3.0 million for the recovery upgrades to the plant, which will be done in Q1 2018, $1.5 million for the upgraded mill motors, to be installed in Q2 2018, and $4.0 million for the secondary crusher, which is expected to be fully commissioned in Q3 2018. Sustaining capital expenditure for 2018 is expected to be approximately
$4.0 million.

2018 Guidance	H1 2018	H2 2018	FY 2018
Gold Production (oz)	90,000 - 100,000	110,000 - 120,000	200,000 - 220,000
AISC[3] ($/oz)	1,200 - 1,300	950 - 1,050	1,050 - 1,150

Notes: Based on $1,250/oz gold price

5-Year Outlook (2019 - 2023)

The optimized mine planning exercise associated with P5M has successfully reduced the overall strip ratio and improved AISC[3] over a 19-year life of mine. Over the next five years, during the period of high capital expenditure and debt repayment, average annual production is expected to be 253,000 ounces at AISC[3] of $860/oz, an increase in gold production and an improvement in AISC[3] of $147/oz versus the previous P5M forecast of 243,000 ounces at AISC[3] of $1,007/oz

This has been achieved using current mine operating data and optimizing the multi-pit schedule to generate the best cash generation profile to deliver a competitive AISC[3] over the life of mine and specifically during the periods of capital spend on the overland conveyor, opening up the Esaase deposit and the debt principal repayment.

5-Year Outlook	2019	2020	2021	2022	2023
Gold Production (oz)	255,000	280,000	220,000	265,000	245,000
AISC[3] ($/oz)	950	810	905	775	880

Notes: Based on US$1,250/oz gold and construction of the overland conveyor in 2019

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced, all-in sustaining margin and and operating cash flow per common share. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

Q4 and FY 2017 Operating and Financial Results Conference Call & Webcast Details

Management will host a conference call and webcast at 9am ET on Thursday, March 15, 2018:

Conference Call:
US/Canada Toll Free:        (800) 954 0621
UK Toll Free:                       0800 496 1447
International:                     +1 (212) 231 2938

Webcast:
Please click on the link:  https://cc.callinfo.com/r/1cb9r3i9b3y77&eom

Replay:
A recorded playback will be available approximately two hours after the call until April 15, 2018:
US/Canada Toll Free:        800 558 5253
International:                     +1 416 626 4100
Passcode:                            21885541

Qualified Persons

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).